PE 1/9/2015



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE


15005726

March 10, 2015

Kimberly J. Pustulka
Jones Day
kjpustulka@jonesday.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-10-15

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2015

Dear Ms. Pustulka:

This is in response to your letters dated January 9, 2015 and February 12, 2015 concerning the shareholder proposal submitted to FirstEnergy by John Chevedden. We also have received letters from the proponent dated January 12, 2015, February 1, 2015 and February 12, 2015.

Your letter dated February 12, 2015 indicates that FirstEnergy has withdrawn its January 9, 2015 request that the Division concur in FirstEnergy's view that it may exclude the proposal under rule 14a-8(i)(9). Because the matter is now moot, we will have no further comment with respect to that basis for omission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2015

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2015

The proposal requests that the board take the steps necessary so that each voting requirement in FirstEnergy's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 Rule 14a-8 Proposal**
**FirstEnergy Corp. (FE)**
**Simple Majority Vote**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal.

The company failed to address this point in its 10-page January 9, 2015 letter and also in its belated February 12, 2015 letter:
The company accepted this "Simple Majority Vote" proposal as a one-topic proposal.
The company does not claim that the topic of a Simple Majority Vote is ordinary business.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Daniel M. Dunlap <ddunlap@firstenergycorp.com>

# JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

DIRECT NUMBER: (216) 586-7002
KJPUSTULKA@JONESDAY.COM

February 12, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Omission of Shareholder Proposal Submitted by John Chevedden – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is in connection with our request submitted on January 9, 2015 (the "***Initial Request***"), attached hereto as Exhibit A, on behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***"), that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and the statement in support thereof (the "***Proposal***") submitted by John Chevedden (the "***Proponent***") and discussed in the Initial Request may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2015 annual meeting of the shareholders.

The Company no longer intends to include the Company Proposal (as defined in the Initial Request) in the Proxy Materials. Consequently, as noted in the Initial Request, on behalf of the Company, we hereby withdraw the Company's request that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal.

The Company continues to respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this letter or the Initial Request. In the event the Staff disagrees with any conclusion based on Rule 14a-8(i)(7) expressed in the Initial Request, we would appreciate an opportunity to confer with the Staff before issuance of its response. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7002. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F

(Oct. 18, 2011), the Company requests that the Staff provide its response to this request and the Initial Request to Daniel M. Dunlap, Assistant Corporate Secretary, FirstEnergy Corp, at ddunlap@firstenergycorp.com and to the Proponent at FISMA & OMB Memorandum M-07-16 A copy of this letter is being provided to the Proponent.

Very truly yours,



Kimberly J. Pustulka

Attachment

cc: Gina K. Gunning (FirstEnergy Corp.)
Daniel M. Dunlap (FirstEnergy Corp.)
John Chevedden ( *** FISMA & OMB Memorandum M-07-16 ***

**EXHIBIT A**

# JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

January 9, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Omission of Shareholder Proposals Submitted by John Chevedden – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***" or "***FirstEnergy***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by John Chevedden (the "***Proponent***"), received by the Company on November 28, 2014 (the "***Proposal***"), may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2015 annual meeting of the shareholders (the "***2015 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than 80 days before the Company intends to file its definitive Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to John Chevedden pursuant to the Proponent's request.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the Company care of the undersigned pursuant to Rule 14a-8(k).

## *I. Summary of the Proposal*

The Proposal states, in relevant part:

> *"RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage."*

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

## *II. Basis for Exclusion of the Proposal*

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the proposal relates to the Company's ordinary business operations. If the Staff does not agree with the basis for exclusion under Rule 14a-8(i)(7), the Company respectfully requests the Staff's concurrence that it may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal that the Company anticipates submitting to shareholders in the event that the Staff does not concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

## *III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations*

*Background*

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"). The Commission in the 1998 Release identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)). The Proposal, particularly the requirement that the Company's Board of Directors (the "***Board***") fully support the proposal topic and spend at least $50,000 to solicit the Company's shareholders, both intrudes on matters that are essential to the Board and management's ability to effectively consider alternatives and procedures in responding to the Proposal and seeks to micro-manage the Company's proxy solicitation and annual meeting process.

*Shareholder Proposals Relating to Proxy Solicitations are Excludable Pursuant to Rule 14a-8(i)(7)*

The Commission has consistently found that proposals related to the alternatives and procedures considered by management in responding to shareholder proposals, shareholder relations and the proxy solicitation process are excludable pursuant to Rule 14a-8(i)(7) as part of a company's ordinary business operations. See *American Telephone and Telegraph Co.* (Jan. 14, 1991) (concurring with the exclusion under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company "refrain from taking action on matters directly related to shareholder proposals pending a vote by shareholders at the annual meeting" because the alternatives and procedures considered by management in responding to shareholder proposals essentially consist of questions dealing with shareholder relations and, therefor, involve matters of the company's ordinary business operations); *Con-way* (Jan. 22, 2009) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the board take the necessary steps to ensure that future annual meetings would be distributed over the internet using webcast technology because the proposal related to the company's ordinary business operations (*i.e.*, shareholder relations and the conduct of annual meetings)); *FirstEnergy Corp.* (Feb. 26, 2001) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) because it related to [the company's] ordinary business operations by requesting the presentation of additional proxy solicitation expenses in reports to shareholders); *FedEx Corp.* (July 18, 2014) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) that would prevent management from monitoring the preliminary voting results of its proxy solicitation).

Decisions as to the nature of the action taken by the Company in response to a shareholder proposal and decisions as to whether or when to take such actions are matters that fall within the day-to-day responsibility of management and the Board. Here, the Proposal, "includes that our board fully support this proposal topic and … solicit the necessary support to obtain the exceedingly high super majority vote needed for passage." This implicates the exact sort of flexibility and discretion appropriately available to the Board and management that the Staff sought to protect in *American Telephone and Telegraph Co.* because the Proposal would direct the Board and, effectively, management to engage shareholders by soliciting votes for a specific proposal. In the context of this engagement, the Board and management would be required to "fully support" the Proposal topic, regardless of whether they view the Proposal topic as an advisable goal or otherwise appropriate for solicitation. Furthermore, the Board and management are responsible for preparing and disseminating the soliciting materials for the annual meeting of shareholders. This preparation is an ordinary business practice that would be impacted, and potentially hindered, if solicitation of support to implement the Proposal topic were required. The proponent seeks to intrude on this fundamental task for the Board and management, which, among other things, implicates the Board's and management's fiduciary duties to the Company and involves day-to-day legal and compliance obligations and processes.

Additionally, the Staff has repeatedly taken the view that proposals that attempt to micro-manage the proxy solicitation process are excludable under Rule 14a-8(i)(7) because they relate to a company's ordinary business operations. See *General Motors Corp.* (Mar. 15, 2004) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal that requested certain disclosure regarding the company's solicitation of shareholder votes because the proposal related to ordinary business operations); *The Boeing Co.* (Feb. 20, 2001) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requiring the presentation of additional proxy solicitation expenses in reports to shareholders "as relating to [the company's] ordinary business operations" because it requested that any additional soliciting materials that the company distributed "disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes"); *FirstEnergy Corp. Id.*; *FedEx Corp. Id.* Here, the Proposal seeks to micro-manage the Company's proxy solicitation process by mandating something so specific as the exact dollar amount spent to solicit support for the Proposal topic.

*The Proponent Should Not Be Permitted to Revise the Proposal to Comply With Rule 14a-8(i)(7)*

Furthermore, the Staff should not permit the Proponent to revise the Proposal to bring it into compliance with Rule 14a-8(i)(7) by eliminating language regarding prerogatives of the Board and specific requirements with respect to the solicitation process. In the past, the Staff has expressed a preference in favor of the wholesale exclusion of shareholder proposals that fail under Rule 14a-8(i)(7), as opposed to permitting revision of those portions of the proposal that are inconsistent with the requirements of the rule. See *E*Trade Group, Inc.* (Oct. 31, 2000) (concurring with the exclusion of an entire shareholder proposal, which contained subsections that, on their own, complied with Rule 14a-8(i)(7), because "it has not been the Staff's practice to permit revisions under Rule 14a-8(i)(7)"); *Bristol-Myers Squibb Company* (Feb. 22, 2006) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal that appeared to relate to both extraordinary transactions and non-extraordinary transactions).

Moreover, the Staff has made clear that a proposal requiring more than minor, nonsubstantive changes in order to bring it into compliance with the proxy rules may be justifiably excluded in its entirety. Division of Corporation Finance: Staff Legal Bulletin No. 14 (published July 13, 2001). Here, language with respect to the manner in which the Board is to solicit support for the Proposal topic does not constitute a minor defect under the proxy rules and its deletion would alter the substance of the Proposal. The general issue of majority voting has been voted on by shareholders at past annual meetings of the Company and has failed to achieve the necessary level of shareholder support to make the appropriate amendments to the Company's Amended Articles of Incorporation (the "***Articles***") and Amended Code of Regulations (the "***Regulations***"). Because of the prior lack of requisite shareholder support, Proposal's specific language mandating the Board to solicit support for the Proposal topic and spend a specified amount to do so is essential to the substance of the Proposal. Consequently, any change to the Proposal would be substantive. Therefore, the Company may exclude the Proposal in its entirety under Rule 14a-8(i)(7) and the Staff should not permit the proponent to attempt to revise the Proposal so that it complies with Rule 14a-8(i)(7).

## *IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with the Company's Own Proposal*

*Background*

If the Staff does not agree with the basis for exclusion of the Proposal from the Proxy Materials under Rule 14a-8(i)(7), the Company anticipates that the Corporate Governance Committee of the Board will recommend that the Board approve amendments to the Articles and Regulations (collectively, the "***Company Proposal***") that would, among other things, reduce supermajority voting requirements to a majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Certain proposed changes to the Articles and Regulations that would be included in the Company Proposal are indicated in the blacklined language as set forth in ***Exhibit B***. If the Staff does not agree with the basis for excluding the Proposal from the Proxy Materials under Rule 14a-8(i)(7), the Company respectfully requests the Staff to concur that the Company may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal.

As of the date of this no-action letter request, the Board has not yet considered the Company Proposal because the deadline for this submission under Rule 14a-8(j) precedes the date scheduled for the meeting of the Board. If the Board does not approve the inclusion of the

Company Proposal in the Proxy Materials, which approval may be contingent upon the Staff's response to this no-action letter request, we will withdraw this no-action letter request on behalf of the Company, and the Company will include the Proposal in the Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or the Company and the Proponent agree that the Proposal will not be included in the Proxy Materials).

The Proposal and the Company Proposal directly conflict in several respects. The chart below sets forth the corporate actions with voting requirements that would be affected by either the Proposal or the Company Proposal:

| *Action* | *Ohio Law Default* | *Current* | *Proposal* | *Company Proposal* |
|---|---|---|---|---|
| Amendment of Articles | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Amendment of Articles (certain provisions) | 2/3 voting power | *Article X*: 80% of the voting power is required to amend, repeal or adopt certain provisions | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Reduction or elimination of stated capital | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Application of capital surplus to dividend payments | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Authorization of share repurchases | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |

| ***Action*** | ***Ohio Law Default*** | ***Current*** | ***Proposal*** | ***Company Proposal*** |
|---|---|---|---|---|
| Authorization of sales of all or substantially all the Company's assets | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Adoption of a merger agreement and other merger-related actions | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Authorization of a combination or majority share acquisition | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Dissolution of the Company | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Release of pre-emptive rights | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Authorization of dividend to be paid in shares of another class | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Adoption, amendment or repeal of Regulations at a meeting of the shareholders | Majority voting power | *Regulations (Section 36)*: 80% of the voting power is required to amend, repeal or adopt certain provisions | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Setting the number of directors | Majority voting power present at meeting and entitled to vote | *Regulations (Section 11)*: 80% of the voting power | Majority voting power present at meeting and entitled to vote | Majority voting power, or 2/3 voting power if Board approves |

| *Action* | *Ohio Law Default* | *Current* | *Proposal* | *Company Proposal* |
|---|---|---|---|---|
| Removal of directors | Majority voting power | *Regulations (Section 13)*: 80% of the voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |

*Discussion*

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See The 1998 Release, at n. 27. The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). For example, the Staff concurred with the Company in 2013 that it could exclude, pursuant to Rule 14a-8(i)(9), a shareholder proposal that was nearly identical to the Proposal because the Company intended to include in the proxy materials for its upcoming annual meeting a management proposal that was substantially the same as the Company Proposal. FirstEnergy Corp. (March 1, 2013) (concurring in excluding a proposal to adopt broad simple majority voting when the Company stated that it intended to submit a proposal to reduce supermajority voting requirements to a majority of the Company's voting power, provided that the company's board of directors could, in its discretion, set the voting requirement at two-thirds of the Company's voting power). The relief granted to the Company in 2013 was consistent with the Staff's historical interpretation of Rule 14a-8(i)(9). See *Piedmont Natural Gas Company, Inc.* (November 17, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company submitted a proposal to amend its governing documents to reduce 80% voting to 66-2/3% voting); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T Inc.* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America. Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel Inc.* (Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Here, inclusion of the Proposal and the Company Proposal in the Proxy Materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the Proposal and the Company Proposal were approved. The Proposal calls for a majority of votes cast standard or a simple majority in compliance with applicable laws. The minimum standard under Ohio law for all actions for which the Company does not already implement a majority of votes cast standard is a majority of the voting power standard (other than setting the number of directors, which is a majority of the voting power present at a meeting and entitled to vote). Therefore, the Proposal generally would be deemed to call for a majority of the voting power standard in such cases. With respect to all such relevant corporate actions, the Company Proposal calls for voting standards to be lowered to majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Therefore, a favorable shareholder vote for both the Proposal and the Company Proposal would result in an inconsistent and inconclusive mandate from the shareholders. As a result, the Company would be unable to determine the voting standard its shareholders intended to support and what steps would be required from the Company.

Further, the Proposal calls for the voting standard to be set at "a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws," or, if necessary, "the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws." When read in conjunction with the Company Proposal, which conveys specific voting standards, the Proposal would be unduly confusing to shareholders, and may therefore be excluded from the Proxy Materials under Rule 14a-8(i)(9).

The Proposal directly conflicts with the Company Proposal, and including both in the Proxy Materials could lead to inconsistent and ambiguous voting results. Therefore, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(9).

## *IV. Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because the proposal relates to the Company's ordinary business operations. If the Staff does not agree with the basis for exclusion under Rule 14a-8(i)(7), the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In the event the Staff disagrees with any conclusion expressed herein, we will appreciate an opportunity to confer with the Staff before issuance of its response. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7002. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests that the Staff provide its response to this request to Daniel M. Dunlap, Assistant Corporate Secretary, FirstEnergy Corp, at ddunlap@firstenergycorp.com and to the Proponent at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,



Kimberly J. Pustulka

Attachments

cc: Gina K. Gunning (FirstEnergy Corp.)
Daniel M. Dunlap (FirstEnergy Corp.)
John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

# EXHIBIT A

## The Proposal

**Jamieson, Sally A**

| | |
|---|---|
| **From:** | *** FISMA & OMB Memorandum M-07-16 *** |
| **Sent:** | Friday, November 28, 2014 4:14 PM |
| **To:** | Ferguson, Rhonda S |
| **Cc:** | Jamieson, Sally A; Stith, Nadine M. |
| **Subject:** | Rule 14a-8 Proposal (FE)" |
| **Attachments:** | CCE00002.pdf |

Dear Ms. Ferguson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Ronda Ferguson
Corporate Secretary
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837
FX: 330-384-3866

Dear Ms. Ferguson,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Sally A. Jamieson <sjamieson@firstenergycorp.com>
Nadine Stith <nmstith@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 28, 2014]
Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:
Simple Majority Vote – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Ronda Ferguson
Corporate Secretary
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837
FX: 330-384-3866



Dear Ms. Ferguson,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden     Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Sally A. Jamieson <sjamieson@firstenergycorp.com>
Nadine Stith <nmstith@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 28, 2014]
**Proposal 4 – Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:
**Simple Majority Vote – Proposal 4**

Notes:
John Chevedden *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

## Jamieson, Sally A

| | |
|---|---|
| **From:** | Pauley, Rosemary L. |
| **Sent:** | Monday, December 01, 2014 12:34 PM |
| **To:** | *** FISMA & OMB Memorandum M-07-16 *** |
| **Cc:** | Jamieson, Sally A |
| **Subject:** | FirstEnergy Corp. - 2015 Shareholder Proposal |
| **Attachments:** | Chevedden Deficiency Notice.pdf |

The attached is being sent to you at the request of Sally Jamieson.

Please direct any questions and/or comments to her at either sjamieson@firstenergycorp.com or 330-761-4264.

Thank You!

Rosemary Pauley
Senior Administrative Assistant



76 South Main Street
Akron, Ohio 44308

December 1, 2014

VIA OVERNIGHT MAIL AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***

Ms. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of FirstEnergy Corp. (the "Company"), which received on November 28, 2014, from you (the "Proponent" or "you") a shareholder proposal (copy enclosed) entitled "Simple Majority Vote" (the "Proposal") for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8 under the Securities Exchange Act of 1934, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and therefore does not satisfy the requirements of Rule 14a-8. In particular, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Based on the records of our transfer agent, the Proponent is not a registered holder of shares of the Company's common stock. However, like many shareholders, you may own your shares in "street name" through a Depository Trust Company ("DTC") participant (such as a broker or bank), or affiliate[1] thereof, which is a "record" holder of the Company's common stock, or through one or more other securities intermediaries that are not DTC participants or affiliates thereof. If that is the case and because the Company has no way of verifying your status on its own, you were required by Rule 14a-8(b) to have provided the Company with proof of your eligibility when you submitted the Proposal.

To remedy this deficiency, you must provide sufficient proof of your ownership of the requisite number of Company shares for the one-year period preceding and including the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

[1] According to the SEC staff, an entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

- a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, on the date you submitted the Proposal, the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including on the date you submitted the Proposal, and a written statement from the Proponent that the Proponent intends to continue to hold the securities through the date of the shareholder meeting currently expected to be held in May 2015; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and any subsequent amendments to those documents reporting a change in your ownership level, in each case, filed with the SEC and reflecting the ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that the Proponent continuously held the required number of shares for the one-year period as of the date of the statement and that the Proponent intends to continue holding the securities through the date of the shareholder meeting currently expected to be held in May 2015.

For purposes of Rule 14a-8(b)(2)(i), the SEC staff has stated that only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As discussed above, however, the SEC staff has advised that a securities intermediary holding shares through its affiliated DTC participant should also be in a position to verify its customers' ownership of securities. Therefore, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

To the extent that the Proponent holds the subject securities through a securities intermediary that is not a DTC participant or an affiliate of a DTC participant, then in addition to a proof of ownership letter from the securities intermediary, you will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

To assist you in addressing this deficiency notice we direct you to SEC Staff Legal Bulletins (SLB) No. 14F and 14G, which we have enclosed with this letter for your reference.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at FirstEnergy Corp, 76 South Main Street, Akron, OH 44308. Alternately, you may send your response via facsimile to (330) 384-3866 or via electronic mail to sjamieson@firstenergycorp.com.

The Company may exclude the proposal if you do not meet the requirements set forth in the SEC's rules and regulations, including Rule 14a-8. However, if on a timely basis you remedy any deficiencies, we will review the proposal on its merits and take appropriate action. As discussed in Rule 14a-8, we may still seek to exclude the proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 330-761-4264.

Very truly yours,

Sally A. Jamison

Enclosures

bcc w/out attch: Rhonda S. Ferguson
Daniel M. Dunlap

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Ronda Ferguson
Corporate Secretary
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837
FX: 330-384-3866

Dear Ms. Ferguson,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,




John Chevedden — Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Sally A. Jamieson <sjamieson@firstenergycorp.com>
Nadine Stith <nmstith@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 28, 2014]
Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:
Simple Majority Vote – Proposal 4

Notes:
John Chevedden *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email | *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]





U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year -- one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*





**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)**

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

**2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks**

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

**C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)**

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

**D. Use of website addresses in proposals and supporting statements**

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

**1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)**

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

**2. Providing the company with the materials that will be published on the referenced website**

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

### 3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

---

**Jamieson, Sally A**

| | |
|---|---|
| **From:** | *** FISMA & OMB Memorandum M-07-16 *** |
| **Sent:** | Thursday, December 04, 2014 11:43 PM |
| **To:** | Jamieson, Sally A |
| **Cc:** | Pauley, Rosemary L. |
| **Subject:** | Rule 14a-8 Proposal (FE) blb |
| **Attachments:** | CCE00024.pdf |

Dear Ms. Jamieson,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

| Co./Dept. | Co. |
|---|---|
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** |
| Fax # 330-384-3866 | Fax # |

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100,000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90,000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100,000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200,000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200,000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80,000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50,000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

Personal Investing P.O. BOX 770001
CINCINNATI, OH 45277-0045



| Post-it® Fax Note 7671 | Date 12-4-14 | # of pages ▶ |
|---|---|---|
| To Sally Jamieson | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 330-384-3766 | Fax # | |

December 4, 2014

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90.000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100.000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200.000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80.000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50.000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

## EXHIBIT B

**Proposed Amendments to the Articles**

AMENDED ARTICLES OF INCORPORATION OF FIRSTENERGY CORP.

* * *

### ARTICLE IX

Subject to any Preferred Stock Designation, to the extent applicable law permits these Amended Articles of Incorporation expressly to provide or permit a lesser vote than a two-thirds vote otherwise provided by law for any action or authorization for which a vote of shareholders is required, including, without limitation, adoption of an amendment to these Amended Articles of Incorporation, adoption of a plan of merger, authorization of a sale or other disposition of all or substantially all of the assets of the Corporation not made in the usual and regular course of its business or adoption of a resolution of dissolution of the Corporation, such action or authorization shall be by ~~such two-thirds vote~~**a majority of the voting power of the Corporation and a majority of the voting power of any class entitled to vote as a class on such proposal; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation and two-thirds of the voting power of any class entitled to vote as a class on such proposal;** ~~unless the Board of Directors of the Corporation shall provide otherwise by resolution, then such action or authorization shall be by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal and a majority of the voting power of any class entitled to vote as a class on such proposal~~; provided, however, this Article IX (and any resolution adopted pursuant hereto) shall not alter in any case any greater vote otherwise expressly provided by any provision of these Articles of Incorporation or the Code of Regulations. For purposes of these Articles of Incorporation, "voting power of the Corporation" means the aggregate voting power of (1) all the outstanding shares of Common Stock of the Corporation and (2) all the outstanding shares of any class or series of capital stock of the Corporation that has (i) rights to distributions senior to those of the Common Stock including, without limitation, any relative, participating, optional, or other special rights and privileges of, and any qualifications, limitations or restrictions on, such shares and (ii) voting rights entitling such shares to vote generally in the election of directors.

### ~~ARTICLE X~~

~~Notwithstanding anything to the contrary contained in these Articles of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, Article V, Article VI, Article VII, Article VIII or this Article X; provided, however, that Article X shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to these Articles of Incorporation.~~

* * *

## Proposed Amendments to the Regulations

AMENDED CODE OF REGULATIONS OF FIRSTENERGY CORP.

* * *

### DIRECTORS

* * *

11. Number, Election and Terms of Directors. Except as may be otherwise provided in any Preferred Stock Designation, the number of the directors of the Corporation will not be less than nine nor more than 16 as may be determined from time to time only (i) by a vote of a majority of the Whole Board, or (ii) by the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Except as may be otherwise provided in any Preferred Stock Designation, at each annual meeting of the shareholders of the Corporation, the directors shall be elected by plurality vote of all votes cast at such meeting and shall hold office for a term expiring at the following annual meeting of shareholders and until their successors shall have been elected; provided, that any director elected for a longer term before the annual meeting of shareholders to be held in 2005 shall hold office for the entire term for which he or she was originally elected. Except as may be otherwise provided in any Preferred Stock Designation, directors may be elected by the shareholders only at an annual meeting of shareholders. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at a meeting of the shareholders at which directors are to be elected.

* * *

13. Removal. Except as may be otherwise provided in any Preferred Stock Designation, any director or the entire Board of Directors may be removed only upon the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation.**

* * *

### GENERAL

* * *

36. Amendments. Except as otherwise provided by law or by the Articles of Incorporation or this Code of Regulations, these Regulations or any of them may be amended in any respect or

repealed at any time at any meeting of shareholders **by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation**, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting. Notwithstanding the foregoing sentence or anything to the contrary contained in the Articles of Incorporation or this Code of Regulations, Regulations 1, 3(a), 9, 11, 12, 13, 14, 31 and 36 may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing provisions of this Regulation 36, no amendment to Regulations 31, 32 or 33 will be effective to eliminate or diminish the rights of persons specified in those Regulations existing at the time immediately preceding such amendment.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**FirstEnergy Corp. (FE)**
**Simple Majority Vote**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal.

The company accepted this "Simple Majority Vote" proposal as a one-topic proposal.
The company does not claim that the topic of a Simple Majority Vote is ordinary business.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Daniel M. Dunlap <ddunlap@firstenergycorp.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**FirstEnergy Corp. (FE)**
**Simple Majority Vote**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the January 9, 2015 company request concerning this rule 14a-8 proposal.

The company said it has tentative plans to submit in effect a copycat of its watered-down failed 2013 proposal on this topic (Form 8-K failure evidence attached). The company submitted no precedent that involved a company ballot rerun in lockstep with a past company election failure.

This proposal is a resubmittal of the shareholder proposal topic that won impressive shareholder support, based on yes and no votes, at previous company annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%

For the company to include a special solicitation with a resubmittal of the proposal topic is simply common sense given the company track record of failure in regard to this proposal topic. A shareholder recommendation for a special solicitation as a unified part of this proposal does not involve "matters of a complex nature."

A December 21, 2014 article highlights part of a combined step that the company could take to be genuinely consistent with its professed support of this proposal topic:

"It may be advisable to retain a proxy solicitor and/or other expert(s) to collect data on the inclinations of the company's largest shareholders, predict the range of shareholder approval that the proposal will likely receive, and advise on the most favorable approach to take given the company's specific circumstances."
Source: "SEC Allows Exclusion of Conflicting Proxy Access Shareholder Proposal" [Request for Reconsideration pending]
Posted by Yaron Nili, Co-editor, HLS Forum on Corporate Governance and Financial Regulation, on Sunday December 21, 2014 at 9:00 am The Harvard Law School Forum on Corporate Governance and Financial Regulation

The non-binding shareholder proposal does not conflict with the binding company proposal. If both proposal are approved it will clearly be an indication that shareholders are willing to take a few crumbs of progress now in regard to eliminating the company super majority vote provisions while expressing support for the company to make more progress in eliminating its super majority vote provisions in the future.

Sincerely,



John Chevedden

cc: Daniel M. Dunlap <ddunlap@firstenergycorp.com>

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D. C. 20549**

**FORM 8-K**

**CURRENT REPORT**

**PURSUANT TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported) May 21, 2013**

| Commission File Number | Registrant; State of Incorporation; Address; and Telephone Number | I.R.S. Employer Identification No. |
|---|---|---|
| 333-21011 | FIRSTENERGY CORP.<br>(An Ohio Corporation)<br>76 South Main Street<br>Akron, OH 44308<br>Telephone (800)736-3402 | 34-1843785 |

**Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):**

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

**Item 5.07 Submission of Matters to a Vote of Security Holders**

FirstEnergy Corp. (the "Company") held its Annual Meeting of Shareholders on May 21, 2013 in Morgantown, West Virginia. Reference is made to FirstEnergy's 2013 Proxy Statement filed with the Securities and Exchange Commission on April 1, 2013, for more information regarding the items set forth below and the vote required for approval of these matters. The matters voted upon and the final results of the vote were as follows:

**Item 1** - The following persons (comprising all members of the Board of Directors) were elected to the Company's Board of Directors for a term expiring at the Annual Meeting of Shareholders in 2014 and until their successors shall have been elected:

| | Number of Votes | | |
|---|---|---|---|
| | **For** | **Withheld** | **Broker Non-Votes** |
| Paul T. Addison | 308,821,081 | 10,063,085 | 49,067,957 |
| Anthony J. Alexander | 305,231,437 | 13,652,729 | 49,067,957 |
| Michael J. Anderson | 308,843,589 | 10,040,577 | 49,067,957 |
| Dr. Carol A. Cartwright | 307,088,102 | 11,796,064 | 49,067,957 |
| William T. Cottle | 308,774,844 | 10,109,322 | 49,067,957 |
| Robert B. Heisler, Jr. | 197,127,222 | 121,756,944 | 49,067,957 |
| Julia L. Johnson | 306,932,416 | 11,951,750 | 49,067,957 |
| Ted J. Kleisner | 197,051,242 | 121,832,924 | 49,067,957 |
| Donald T. Misheff | 308,945,052 | 9,939,114 | 49,067,957 |
| Ernest J. Novak, Jr. | 308,955,376 | 9,928,790 | 49,067,957 |
| Christopher D. Pappas | 197,375,687 | 121,508,479 | 49,067,957 |
| Catherine A. Rein | 193,949,972 | 124,934,194 | 49,067,957 |
| George M. Smart | 307,648,905 | 11,235,261 | 49,067,957 |
| Wes M. Taylor | 197,135,832 | 121,748,334 | 49,067,957 |

**Item 2** - Ratify the appointment of PricewaterhouseCoopers, LLP as the Company's independent registered public accounting firm, for the 2013 fiscal year. There were no broker non-votes for this item. Item 2 was approved and received the following vote:

| Number of Votes | | |
|---|---|---|
| **For** | **Against** | **Abstentions** |
| 361,099,931 | 4,477,999 | 2,375,620 |

**Item 3** - Advisory vote to approve named executive officer compensation. Item 3 was approved and received the following vote:

| Number of Votes | | | |
|---|---|---|---|
| **For** | **Against** | **Abstentions** | **Broker Non-Votes** |
| 187,424,837 | 126,199,024 | 5,260,948 | 49,067,957 |

**Item 4** - A management proposal to amend the Company's Amended Articles of Incorporation and Amended Code of Regulations to change certain voting requirements to allow for a majority voting power threshold. Item 4 was not approved and received the following vote:

| Number of Votes | | | |
|---|---|---|---|
| **For** | **Against** | **Abstentions** | **Broker Non-Votes** |
| 306,734,417 | 8,405,649 | 3,745,527 | 49,067,957 |

**Proposal 4 – Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:

**Simple Majority Vote – Proposal 4**

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

January 9, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Omission of Shareholder Proposals Submitted by John Chevedden – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***" or "***FirstEnergy***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by John Chevedden (the "***Proponent***"), received by the Company on November 28, 2014 (the "***Proposal***"), may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2015 annual meeting of the shareholders (the "***2015 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than 80 days before the Company intends to file its definitive Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to John Chevedden pursuant to the Proponent's request.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the Company care of the undersigned pursuant to Rule 14a-8(k).

## *I. Summary of the Proposal*

The Proposal states, in relevant part:

*"RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage."*

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

## *II. Basis for Exclusion of the Proposal*

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the proposal relates to the Company's ordinary business operations. If the Staff does not agree with the basis for exclusion under Rule 14a-8(i)(7), the Company respectfully requests the Staff's concurrence that it may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal that the Company anticipates submitting to shareholders in the event that the Staff does not concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

## *III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations*

*Background*

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"). The Commission in the 1998 Release identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)). The Proposal, particularly the requirement that the Company's Board of Directors (the "***Board***") fully support the proposal topic and spend at least $50,000 to solicit the Company's shareholders, both intrudes on matters that are essential to the Board and management's ability to effectively consider alternatives and procedures in responding to the Proposal and seeks to micro-manage the Company's proxy solicitation and annual meeting process.

*Shareholder Proposals Relating to Proxy Solicitations are Excludable Pursuant to Rule 14a-8(i)(7)*

The Commission has consistently found that proposals related to the alternatives and procedures considered by management in responding to shareholder proposals, shareholder relations and the proxy solicitation process are excludable pursuant to Rule 14a-8(i)(7) as part of a company's ordinary business operations. See *American Telephone and Telegraph Co.* (Jan. 14, 1991) (concurring with the exclusion under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company "refrain from taking action on matters directly related to shareholder proposals pending a vote by shareholders at the annual meeting" because the alternatives and procedures considered by management in responding to shareholder proposals essentially consist of questions dealing with shareholder relations and, therefor, involve matters of the company's ordinary business operations); *Con-way* (Jan. 22, 2009) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the board take the necessary steps to ensure that future annual meetings would be distributed over the internet using webcast technology because the proposal related to the company's ordinary business operations (*i.e.*, shareholder relations and the conduct of annual meetings)); *FirstEnergy Corp.* (Feb. 26, 2001) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) because it related to [the company's] ordinary business operations by requesting the presentation of additional proxy solicitation expenses in reports to shareholders); *FedEx Corp.* (July 18, 2014) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(7) that would prevent management from monitoring the preliminary voting results of its proxy solicitation).

Decisions as to the nature of the action taken by the Company in response to a shareholder proposal and decisions as to whether or when to take such actions are matters that fall within the day-to-day responsibility of management and the Board. Here, the Proposal, "includes that our board fully support this proposal topic and ... solicit the necessary support to obtain the exceedingly high super majority vote needed for passage." This implicates the exact sort of flexibility and discretion appropriately available to the Board and management that the Staff sought to protect in *American Telephone and Telegraph Co.* because the Proposal would direct the Board and, effectively, management to engage shareholders by soliciting votes for a specific proposal. In the context of this engagement, the Board and management would be required to "fully support" the Proposal topic, regardless of whether they view the Proposal topic as an advisable goal or otherwise appropriate for solicitation. Furthermore, the Board and management are responsible for preparing and disseminating the soliciting materials for the annual meeting of shareholders. This preparation is an ordinary business practice that would be impacted, and potentially hindered, if solicitation of support to implement the Proposal topic were required. The proponent seeks to intrude on this fundamental task for the Board and management, which, among other things, implicates the Board's and management's fiduciary duties to the Company and involves day-to-day legal and compliance obligations and processes.

Additionally, the Staff has repeatedly taken the view that proposals that attempt to micro-manage the proxy solicitation process are excludable under Rule 14a-8(i)(7) because they relate to a company's ordinary business operations. See *General Motors Corp.* (Mar. 15, 2004) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal that requested certain disclosure regarding the company's solicitation of shareholder votes because the proposal related to ordinary business operations); *The Boeing Co.* (Feb. 20, 2001) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requiring the presentation of additional proxy solicitation expenses in reports to shareholders "as relating to [the company's] ordinary business operations" because it requested that any additional soliciting materials that the company distributed "disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes"); *FirstEnergy Corp. Id.*; *FedEx Corp. Id.* Here, the Proposal seeks to micro-manage the Company's proxy solicitation process by mandating something so specific as the exact dollar amount spent to solicit support for the Proposal topic.

*The Proponent Should Not Be Permitted to Revise the Proposal to Comply With Rule 14a-8(i)(7)*

Furthermore, the Staff should not permit the Proponent to revise the Proposal to bring it into compliance with Rule 14a-8(i)(7) by eliminating language regarding prerogatives of the Board and specific requirements with respect to the solicitation process. In the past, the Staff has expressed a preference in favor of the wholesale exclusion of shareholder proposals that fail under Rule 14a-8(i)(7), as opposed to permitting revision of those portions of the proposal that are inconsistent with the requirements of the rule. See *E*Trade Group, Inc.* (Oct. 31, 2000) (concurring with the exclusion of an entire shareholder proposal, which contained subsections that, on their own, complied with Rule 14a-8(i)(7), because "it has not been the Staff's practice to permit revisions under Rule 14a-8(i)(7)"); *Bristol-Myers Squibb Company* (Feb. 22, 2006) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal that appeared to relate to both extraordinary transactions and non-extraordinary transactions).

Moreover, the Staff has made clear that a proposal requiring more than minor, nonsubstantive changes in order to bring it into compliance with the proxy rules may be justifiably excluded in its entirety. Division of Corporation Finance: Staff Legal Bulletin No. 14 (published July 13, 2001). Here, language with respect to the manner in which the Board is to solicit support for the Proposal topic does not constitute a minor defect under the proxy rules and its deletion would alter the substance of the Proposal. The general issue of majority voting has been voted on by shareholders at past annual meetings of the Company and has failed to achieve the necessary level of shareholder support to make the appropriate amendments to the Company's Amended Articles of Incorporation (the "***Articles***") and Amended Code of Regulations (the "***Regulations***"). Because of the prior lack of requisite shareholder support, Proposal's specific language mandating the Board to solicit support for the Proposal topic and spend a specified amount to do so is essential to the substance of the Proposal. Consequently, any change to the Proposal would be substantive. Therefore, the Company may exclude the Proposal in its entirety under Rule 14a-8(i)(7) and the Staff should not permit the proponent to attempt to revise the Proposal so that it complies with Rule 14a-8(i)(7).

### *IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with the Company's Own Proposal*

*Background*

If the Staff does not agree with the basis for exclusion of the Proposal from the Proxy Materials under Rule 14a-8(i)(7), the Company anticipates that the Corporate Governance Committee of the Board will recommend that the Board approve amendments to the Articles and Regulations (collectively, the "***Company Proposal***") that would, among other things, reduce supermajority voting requirements to a majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Certain proposed changes to the Articles and Regulations that would be included in the Company Proposal are indicated in the blacklined language as set forth in ***Exhibit B***. If the Staff does not agree with the basis for excluding the Proposal from the Proxy Materials under Rule 14a-8(i)(7), the Company respectfully requests the Staff to concur that the Company may properly exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal.

As of the date of this no-action letter request, the Board has not yet considered the Company Proposal because the deadline for this submission under Rule 14a-8(j) precedes the date scheduled for the meeting of the Board. If the Board does not approve the inclusion of the

Company Proposal in the Proxy Materials, which approval may be contingent upon the Staff's response to this no-action letter request, we will withdraw this no-action letter request on behalf of the Company, and the Company will include the Proposal in the Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or the Company and the Proponent agree that the Proposal will not be included in the Proxy Materials).

The Proposal and the Company Proposal directly conflict in several respects. The chart below sets forth the corporate actions with voting requirements that would be affected by either the Proposal or the Company Proposal:

| *Action* | *Ohio Law Default* | *Current* | *Proposal* | *Company Proposal* |
|---|---|---|---|---|
| Amendment of Articles | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Amendment of Articles (certain provisions) | 2/3 voting power | *Article X*: 80% of the voting power is required to amend, repeal or adopt certain provisions | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Reduction or elimination of stated capital | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Application of capital surplus to dividend payments | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Authorization of share repurchases | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |

| *Action* | *Ohio Law Default* | *Current* | *Proposal* | *Company Proposal* |
|---|---|---|---|---|
| Authorization of sales of all or substantially all the Company's assets | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Adoption of a merger agreement and other merger-related actions | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Authorization of a combination or majority share acquisition | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Dissolution of the Company | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Release of pre-emptive rights | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Authorization of dividend to be paid in shares of another class | 2/3 voting power | *Article IX:* 2/3 voting power, except that Board may reduce to majority voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Adoption, amendment or repeal of Regulations at a meeting of the shareholders | Majority voting power | *Regulations (Section 36)*: 80% of the voting power is required to amend, repeal or adopt certain provisions | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |
| Setting the number of directors | Majority voting power present at meeting and entitled to vote | *Regulations (Section 11)*: 80% of the voting power | Majority voting power present at meeting and entitled to vote | Majority voting power, or 2/3 voting power if Board approves |

| *Action* | *Ohio Law Default* | *Current* | *Proposal* | *Company Proposal* |
|---|---|---|---|---|
| Removal of directors | Majority voting power | *Regulations (Section 13)*: 80% of the voting power | Majority voting power | Majority voting power, or 2/3 voting power if Board approves |

*Discussion*

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See The 1998 Release, at n. 27. The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). For example, the Staff concurred with the Company in 2013 that it could exclude, pursuant to Rule 14a-8(i)(9), a shareholder proposal that was nearly identical to the Proposal because the Company intended to include in the proxy materials for its upcoming annual meeting a management proposal that was substantially the same as the Company Proposal. FirstEnergy Corp. (March 1, 2013) (concurring in excluding a proposal to adopt broad simple majority voting when the Company stated that it intended to submit a proposal to reduce supermajority voting requirements to a majority of the Company's voting power, provided that the company's board of directors could, in its discretion, set the voting requirement at two-thirds of the Company's voting power). The relief granted to the Company in 2013 was consistent with the Staff's historical interpretation of Rule 14a-8(i)(9). See *Piedmont Natural Gas Company, Inc.* (November 17, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company submitted a proposal to amend its governing documents to reduce 80% voting to 66-2/3% voting); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T Inc.* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America. Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel Inc.* (Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Here, inclusion of the Proposal and the Company Proposal in the Proxy Materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results if the Proposal and the Company Proposal were approved. The Proposal calls for a majority of votes cast standard or a simple majority in compliance with applicable laws. The minimum standard under Ohio law for all actions for which the Company does not already implement a majority of votes cast standard is a majority of the voting power standard (other than setting the number of directors, which is a majority of the voting power present at a meeting and entitled to vote). Therefore, the Proposal generally would be deemed to call for a majority of the voting power standard in such cases. With respect to all such relevant corporate actions, the Company Proposal calls for voting standards to be lowered to majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Therefore, a favorable shareholder vote for both the Proposal and the Company Proposal would result in an inconsistent and inconclusive mandate from the shareholders. As a result, the Company would be unable to determine the voting standard its shareholders intended to support and what steps would be required from the Company.

Further, the Proposal calls for the voting standard to be set at "a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws," or, if necessary, "the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws." When read in conjunction with the Company Proposal, which conveys specific voting standards, the Proposal would be unduly confusing to shareholders, and may therefore be excluded from the Proxy Materials under Rule 14a-8(i)(9).

The Proposal directly conflicts with the Company Proposal, and including both in the Proxy Materials could lead to inconsistent and ambiguous voting results. Therefore, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(9).

## *IV. Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials under Rule 14a-8(i)(7) because the proposal relates to the Company's ordinary business operations. If the Staff does not agree with the basis for exclusion under Rule 14a-8(i)(7), the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company Proposal.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In the event the Staff disagrees with any conclusion expressed herein, we will appreciate an opportunity to confer with the Staff before issuance of its response. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7002. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests that the Staff provide its response to this request to Daniel M. Dunlap, Assistant Corporate Secretary, FirstEnergy Corp, at ddunlap@firstenergycorp.com and to the Proponent at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,



Kimberly J. Pustulka

Attachments

cc: Gina K. Gunning (FirstEnergy Corp.)
Daniel M. Dunlap (FirstEnergy Corp.)
John Chevedden ***FISMA & OMB Memorandum M-07-16***

# EXHIBIT A

## The Proposal

## Jamieson, Sally A

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Friday, November 28, 2014 4:14 PM
**To:** Ferguson, Rhonda S
**Cc:** Jamieson, Sally A; Stith, Nadine M.
**Subject:** Rule 14a-8 Proposal (FE)"
**Attachments:** CCE00002.pdf

Dear Ms. Ferguson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

Ms. Ronda Ferguson
Corporate Secretary
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837
FX: 330-384-3866

Dear Ms. Ferguson,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***

Sincerely,





John Chevedden — Date

***FISMA & OMB Memorandum M-07-16***

cc: Sally A. Jamieson <sjamieson@firstenergycorp.com>
Nadine Stith <nmstith@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 28, 2014]
**Proposal 4 – Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:
**Simple Majority Vote – Proposal 4**

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16***

Ms. Ronda Ferguson
Corporate Secretary
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837
FX: 330-384-3866



Dear Ms. Ferguson,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***

Sincerely,





John Chevedden
***FISMA & OMB Memorandum M-07-16***

Date

cc: Sally A. Jamieson <sjamieson@firstenergycorp.com>
Nadine Stith <nmstith@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 28, 2014]
**Proposal 4 – Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:
**Simple Majority Vote – Proposal 4**

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

## Jamieson, Sally A

**From:** Pauley, Rosemary L.
**Sent:** Monday, December 01, 2014 12:34 PM
**To:** ***FISMA & OMB Memorandum M-07-16***
**Cc:** Jamieson, Sally A
**Subject:** FirstEnergy Corp. - 2015 Shareholder Proposal
**Attachments:** Chevedden Deficiency Notice.pdf

The attached is being sent to you at the request of Sally Jamieson.

Please direct any questions and/or comments to her at either sjamieson@firstenergycorp.com or 330-761-4264.

Thank You!

Rosemary Pauley
Senior Administrative Assistant



76 South Main Street
Akron, Ohio 44308

December 1, 2014

**VIA OVERNIGHT MAIL AND E-MAIL** ***FISMA & OMB Memorandum M-07-16***

Ms. John Chevedden

***FISMA & OMB Memorandum M-07-16***

Dear Mr. Chevedden:

I am writing on behalf of FirstEnergy Corp. (the "Company"), which received on November 28, 2014, from you (the "Proponent" or "you") a shareholder proposal (copy enclosed) entitled "Simple Majority Vote" (the "Proposal") for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8 under the Securities Exchange Act of 1934, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and therefore does not satisfy the requirements of Rule 14a-8. In particular, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Based on the records of our transfer agent, the Proponent is not a registered holder of shares of the Company's common stock. However, like many shareholders, you may own your shares in "street name" through a Depository Trust Company ("DTC") participant (such as a broker or bank), or affiliate[1] thereof, which is a "record" holder of the Company's common stock, or through one or more other securities intermediaries that are not DTC participants or affiliates thereof. If that is the case and because the Company has no way of verifying your status on its own, you were required by Rule 14a-8(b) to have provided the Company with proof of your eligibility when you submitted the Proposal.

To remedy this deficiency, you must provide sufficient proof of your ownership of the requisite number of Company shares for the one-year period preceding and including the date you submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

---

[1] According to the SEC staff, an entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

- a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, on the date you submitted the Proposal, the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including on the date you submitted the Proposal, and a written statement from the Proponent that the Proponent intends to continue to hold the securities through the date of the shareholder meeting currently expected to be held in May 2015; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, and any subsequent amendments to those documents reporting a change in your ownership level, in each case, filed with the SEC and reflecting the ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that the Proponent continuously held the required number of shares for the one-year period as of the date of the statement and that the Proponent intends to continue holding the securities through the date of the shareholder meeting currently expected to be held in May 2015.

For purposes of Rule 14a-8(b)(2)(i), the SEC staff has stated that only DTC participants are viewed as "record" holders of securities that are deposited at DTC. As discussed above, however, the SEC staff has advised that a securities intermediary holding shares through its affiliated DTC participant should also be in a position to verify its customers' ownership of securities. Therefore, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

To the extent that the Proponent holds the subject securities through a securities intermediary that is not a DTC participant or an affiliate of a DTC participant, then in addition to a proof of ownership letter from the securities intermediary, you will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

To assist you in addressing this deficiency notice we direct you to SEC Staff Legal Bulletins (SLB) No. 14F and 14G, which we have enclosed with this letter for your reference.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at FirstEnergy Corp, 76 South Main Street, Akron, OH 44308. Alternately, you may send your response via facsimile to (330) 384-3866 or via electronic mail to sjamieson@firstenergycorp.com.

The Company may exclude the proposal if you do not meet the requirements set forth in the SEC's rules and regulations, including Rule 14a-8. However, if on a timely basis you remedy any deficiencies, we will review the proposal on its merits and take appropriate action. As discussed in Rule 14a-8, we may still seek to exclude the proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 330-761-4264.

Very truly yours,

Sally A. Jamison

Enclosures

bcc w/out attch: Rhonda S. Ferguson
Daniel M. Dunlap

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16***

Ms. Ronda Ferguson
Corporate Secretary
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 330-761-7837
FX: 330-384-3866

Dear Ms. Ferguson,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***

Sincerely,





John Chevedden — Date

***FISMA & OMB Memorandum M-07-16***

cc: Sally A. Jamieson <sjamieson@firstenergycorp.com>
Nadine Stith <nmstith@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 28, 2014]
Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and spend $50,000 or more to solicit the necessary support to obtain the exceedingly high super majority vote needed for passage.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

This proposal topic won our impressive shareholder support, based on yes and no votes, at our previous annual meetings:
2005 71%
2006 73%
2007 76%
2008 78%
Our board has defied shareholders by not fully supporting this proposal topic after such consistently strong shareholder support. Michael Anderson is the chairman of our corporate governance committee.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Anthony Alexander had $11 million in 2013 Total Summary Pay and an excessive pension compared to peers. Unvested equity incentive pay partially or fully accelerates upon CEO termination. FirstEnergy had not disclosed specific, quantifiable performance target objectives for our CEO. FirstEnergy gives long-term incentive pay to executives without requiring FirstEnergy to perform above the median of its peer group.

Our CEO's annual incentive pay did not rise or fall in line with annual financial performance. Multiple related party transactions and other potential conflicts of interest involving the company's board or senior managers should be reviewed in greater depth.

Two directors were negatively flagged: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation leading to an expensive lawsuit and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and governance committees. Robert Heisler and Julia Johnson were potentially overextended with director responsibilities on 4 public boards each.

Returning to the core topic of this proposal, please vote to protect shareholder value:
Simple Majority Vote – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

**"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.**

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

**§240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]


SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

# Shareholder Proposals

**Staff Legal Bulletin No. 14F (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 18, 2011

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

**B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

**1. Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

**2. The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

**3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

*What if a shareholder's broker or bank is not on DTC's participant list?*

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

**C. Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

**D. The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

**1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

**2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

**3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

**E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

**F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

*http://www.sec.gov/interps/legal/cfslb14f.htm*

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U.S. Securities and Exchange Commission

**Division of Corporation Finance**
**Securities and Exchange Commission**

## Shareholder Proposals

**Staff Legal Bulletin No. 14G (CF)**

**Action:** Publication of CF Staff Legal Bulletin

**Date:** October 16, 2012

**Summary:** This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

**Supplementary Information:** The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

**Contacts:** For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

**A. The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

**B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

### 1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

### 2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

### C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

### D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

### 1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

### 2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

### 3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

*http://www.sec.gov/interps/legal/cfslb14g.htm*

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Home | Previous Page Modified: 10/16/2012

## Jamieson, Sally A

| | |
|---|---|
| **From:** | ***FISMA & OMB Memorandum M-07-16*** |
| **Sent:** | Thursday, December 04, 2014 11:43 PM |
| **To:** | Jamieson, Sally A |
| **Cc:** | Pauley, Rosemary L. |
| **Subject:** | Rule 14a-8 Proposal (FE) blb |
| **Attachments:** | CCE00024.pdf |

Dear Ms. Jamieson,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

| Co./Dept. | Co. |
| --- | --- |
| Phone # | ***FISMA & OMB Memorandum M-07-16*** |
| ***FISMA & OMB Memorandum M-07- | Fax # |

John R. Chevedden
Via facsimile to: OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90.000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100.000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200.000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80.000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50.000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,



George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

Personal Investing P.O. BOX 770001
CINCINNATI, OH 45277-0045



| Post-it® Fax Note 7671 | Date 12-4-14 # of pages ▶ |
| --- | --- |
| To Sally Jamieson | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone # ***FISMA & OMB Memorandum M-07-16*** |
| Fax # ***FISMA & OMB Memorandum M-07-16*** | Fax # |

December 4, 2014

John R. Chevedden
Via facsimile to ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90.000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100.000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200.000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80.000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50.000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14

**EXHIBIT B**

**Proposed Amendments to the Articles**

AMENDED ARTICLES OF INCORPORATION OF FIRSTENERGY CORP.

* * *

## ARTICLE IX

Subject to any Preferred Stock Designation, to the extent applicable law permits these Amended Articles of Incorporation expressly to provide or permit a lesser vote than a two-thirds vote otherwise provided by law for any action or authorization for which a vote of shareholders is required, including, without limitation, adoption of an amendment to these Amended Articles of Incorporation, adoption of a plan of merger, authorization of a sale or other disposition of all or substantially all of the assets of the Corporation not made in the usual and regular course of its business or adoption of a resolution of dissolution of the Corporation, such action or authorization shall be by ~~such two-thirds vote~~**a majority of the voting power of the Corporation and a majority of the voting power of any class entitled to vote as a class on such proposal; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation and two-thirds of the voting power of any class entitled to vote as a class on such proposal;** ~~unless the Board of Directors of the Corporation shall provide otherwise by resolution, then such action or authorization shall be by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal and a majority of the voting power of any class entitled to vote as a class on such proposal~~; provided, however, this Article IX (and any resolution adopted pursuant hereto) shall not alter in any case any greater vote otherwise expressly provided by any provision of these Articles of Incorporation or the Code of Regulations. For purposes of these Articles of Incorporation, "voting power of the Corporation" means the aggregate voting power of (1) all the outstanding shares of Common Stock of the Corporation and (2) all the outstanding shares of any class or series of capital stock of the Corporation that has (i) rights to distributions senior to those of the Common Stock including, without limitation, any relative, participating, optional, or other special rights and privileges of, and any qualifications, limitations or restrictions on, such shares and (ii) voting rights entitling such shares to vote generally in the election of directors.

## ~~ARTICLE X~~

~~Notwithstanding anything to the contrary contained in these Articles of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, Article V, Article VI, Article VII, Article VIII or this Article X; provided, however, that Article X shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to these Articles of Incorporation.~~

* * *

## Proposed Amendments to the Regulations

AMENDED CODE OF REGULATIONS OF FIRSTENERGY CORP.

* * *

## DIRECTORS

* * *

11. Number, Election and Terms of Directors. Except as may be otherwise provided in any Preferred Stock Designation, the number of the directors of the Corporation will not be less than nine nor more than 16 as may be determined from time to time only (i) by a vote of a majority of the Whole Board, or (ii) by the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Except as may be otherwise provided in any Preferred Stock Designation, at each annual meeting of the shareholders of the Corporation, the directors shall be elected by plurality vote of all votes cast at such meeting and shall hold office for a term expiring at the following annual meeting of shareholders and until their successors shall have been elected; provided, that any director elected for a longer term before the annual meeting of shareholders to be held in 2005 shall hold office for the entire term for which he or she was originally elected. Except as may be otherwise provided in any Preferred Stock Designation, directors may be elected by the shareholders only at an annual meeting of shareholders. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at a meeting of the shareholders at which directors are to be elected.

* * *

13. Removal. Except as may be otherwise provided in any Preferred Stock Designation, any director or the entire Board of Directors may be removed only upon the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation.**

* * *

## GENERAL

* * *

36. Amendments. Except as otherwise provided by law or by the Articles of Incorporation or this Code of Regulations, these Regulations or any of them may be amended in any respect or

repealed at any time at any meeting of shareholders **by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation**, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting. Notwithstanding the foregoing sentence or anything to the contrary contained in the Articles of Incorporation or this Code of Regulations, Regulations 1, 3(a), 9, 11, 12, 13, 14, 31 and 36 may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing provisions of this Regulation 36, no amendment to Regulations 31, 32 or 33 will be effective to eliminate or diminish the rights of persons specified in those Regulations existing at the time immediately preceding such amendment.